

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

August 19, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 19, 2019 The Nasdaq Stock Market (the "Exchange") received from MERCHANTS BANCORP (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/40th
Interest in a Share of 6.00% Fixed-to-Floating
Rate Series B Non-Cumulative
Perpetual Preferred Stock, Series B, without par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Yolanda Goettsch